Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: June 2, 2021

Matterport Makes Digitizing Spaces Quick and Easy with its New On-Demand Platform

Company rolls out Capture Services On-Demand in twelve cities making it effortless for anyone to order a digital twin of any space

SUNNYVALE, Calif. — Matterport, Inc., the leading spatial data company driving the digital transformation of the built world, today began the roll out of Matterport Capture Services™ On-Demand in twelve major U.S. cities. As simple as ordering an Uber, customers within a 35-mile radius of New York, Newark, Philadelphia, Miami, Los Angeles, Irvine, Riverside, San Diego, San Francisco, Oakland, San Jose and Sacramento can instantly schedule a highly-trained Matterport Capture Technician to digitize any commercial, residential or unique space, such as a yacht or aircraft. Once captured, the space is transformed into an immersive and precise 3D digital twin and delivered to the customer’s account to access, manage and share the space more effectively than ever before.

In February 2021, Matterport announced that it has entered into a definitive agreement to enter into a business combination with Gores Holdings VI (NASDAQ: GHVI, GHVIU, and GHVIW), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, that will result in Matterport becoming a publicly listed company. Upon closing of the proposed business combination, the combined company will be named “Matterport, Inc.” and intends to remain listed on NASDAQ under the ticker symbol “MTTR.”

Capture Services On-Demand democratizes access to Matterport’s groundbreaking 3D scanning technology by offering individuals, small businesses and companies a fast, simple and cost-effective way to digitize spaces. In just a few clicks, customers can schedule a capture appointment with the company’s network of vetted, trusted, and highly experienced Capture Technicians equipped with a Matterport Pro2 camera. Over five million spaces by more than 330,000 subscribers in 150+ countries have been captured to date. Thousands of spaces have already been captured with Capture Services On-Demand including co-working locations, construction sites, vacation rentals and retail shops.

Customers can expect to connect with Capture Technicians like Carlos Hernandez who has captured over 2,200 spaces over the last six years in the Southern California region. “We’ve served customers across several industries and Matterport has become essential to keeping their operations running. With an accurate digital twin, they are accomplishing many of the things they do in a physical space from anywhere, on any device, powering a new generation of virtual collaboration. For example, we’ve seen real estate agents share photorealistic 3D experiences of their listings to speed up transactions; construction customers accelerate decision making by sending digital twin updates to stakeholders; and schools provide students and parents an engaging way to understand what to expect for reopening.”

Capture Services On-Demand is a simple online order experience saving customers the time to find, research, and establish relationships with 3D photographers themselves. Customers can login to their account and choose the date and time to book their capture appointment; pricing is based on the property size and location and charged at the time of ordering. Once the capture is completed and the space is processed, a precise Matterport digital twin of the space is then delivered into the customers’ account for immediate use.

“Capture Services On-Demand is the perfect solution for customers who want or need to digitize any home, property or space quickly, and still want to receive the highest quality results,” said RJ Pittman, CEO of Matterport. “Customers can immediately connect with our Capture Technicians who take enormous pride in providing the highest quality of service. These are the same Matterport experts who capture large and complex spaces for our most prominent enterprise customers on a recurring basis so new customers can feel confident in their skill, professionalism and output.”

The addition of this on-demand service complements the enterprise offering Matterport announced last month which delivers a convenient turnkey solution for large companies that need to convert tens of thousands of real estate assets into digital twins globally, simultaneously and with speed. Capture Services for the Enterprise is designed to dramatically reduce the complexity, time and cost for these companies to digitize their portfolio of properties at scale.

Hundreds of thousands of customers are rapidly bringing buildings and spaces online. Just last week, Matterport reported that the number of Matterport digital twins created has more than doubled since May 2020, surging past five million spaces under management since the company’s inception 10 years ago. Over 15 billion square feet of space, more than five times the size of all the buildings in New York City, have been transformed into Matterport digital twins. With highly-skilled Capture Technicians available on-demand to anyone, obtaining a digital twin is now effortless, which only serves to fuel growth of the company’s subscriber base and spaces under management.

To learn more about Matterport Capture Services, visit

https://go.matterport.com/captureservices.

About Matterport

Matterport is leading the digital transformation of the built world. Our groundbreaking spatial computing platform turns buildings into data making every space more valuable and accessible. Millions of buildings in more than 150+ countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

©2021 Matterport, Inc. All rights reserved. Matterport is a registered trademark and the Matterport logo is a trademark of Matterport, Inc. All other marks are the property of their respective owners.

Matterport Media Contact:

Naomi Little

Global Communications Manager

press@matterport.com

+44 203 874 6664

Investor Contact:

Soohwan Kim, CFA

VP, Investor Relations

ir@matterport.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI, Inc. (“Gores”) and Matterport, Inc. (“Matterport”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores’ or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores’ securities; (ii) the risk that the proposed business combination may not be completed by Gores’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores’ stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores’ securities on the NASDAQ; (viii) the price of Gores’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores final proxy statement/information statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores nor Matterport gives any assurance that either Gores or Matterport will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores has filed a registration statement on Form S-4 that includes a proxy statement of Gores, an information statement of Matterport and a prospectus of Gores. The proxy statement/information statement/prospectus is not yet effective. The definitive proxy statement/information statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores’ proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores’ stockholders in connection with the proposed business combination. Information about Gores’ directors and executive officers and their ownership of Gores’ securities is set forth in Gores’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This document relates to a proposed business combination between Gores and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.